                                              Filed pursuant to Rule 424 (b) (5)
                                              Registration No. 333-45415

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 27, 1998)
                                  $600,000,000

                         [THE EQUITABLE COMPANIES LOGO]

                   $250,000,000 6 1/2% SENIOR NOTES DUE 2008
                   $350,000,000 7% SENIOR DEBENTURES DUE 2028

     The 6 1/2% Senior Notes due 2008 (the "Senior Notes") and the 7% Senior Debentures due 2028 (the "Senior Debentures" and, together with the Senior Notes, the "Offered Securities") will be issued by The Equitable Companies Incorporated, a Delaware corporation (the "Company"). Interest on the Offered Securities will be payable semiannually on April 1 and October 1 of each year, commencing on October 1, 1998. The Senior Notes will mature on April 1, 2008 and the Senior Debentures will mature on April 1, 2028. The Offered Securities will not be entitled to any sinking fund. The Senior Notes and the Senior Debentures are redeemable at the option of the Company, in whole or in part, at any time prior to maturity at the prices stated herein. The Offered Securities will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof. The Offered Securities will be unsecured obligations of the Company and, because the Company is a non-operating holding company, will be effectively subordinated to liabilities of its subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries. Accordingly, holders of Offered Securities should look only to the assets of the Company for payments of principal and interest. See "Description of the Offered Securities."

     The Offered Securities will be represented by global Offered Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global Offered Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC, its nominee and its participants. Except as described herein, Offered Securities in definitive form will not be issued. The Offered Securities will trade in the DTC Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Offered Securities will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Offered Securities -- Global Offered Securities" and "-- Same-Day Settlement in Respect of Global Offered Securities."

     Prior to the offering made hereby there has been no public market for the Offered Securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED SECURITIES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------
                                                                                UNDERWRITING
                                                           PRICE TO THE         DISCOUNTS AND       PROCEEDS TO THE
                                                             PUBLIC(1)         COMMISSIONS(2)         COMPANY(3)
---------------------------------------------------------------------------------------------------------------------
Per Senior Note.......................................        99.672%              0.650%               99.022%
Total.................................................     $249,180,000          $1,625,000          $247,555,000
Per Senior Debenture..................................        99.242%              0.875%               98.367%
Total.................................................     $347,347,000          $3,062,500          $344,284,500
---------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(3) Before estimated expenses of $725,000 payable by the Company.

     The Offered Securities are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that the Offered Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about April 6, 1998 against payment therefor in immediately available funds. This Prospectus Supplement may also be used by Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Company, in connection with offers and sales of the Offered Securities in market-making transactions. See "Underwriting".
DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
                    GOLDMAN, SACHS & CO.
                                      MERRILL LYNCH & CO.
                                                   SALOMON SMITH BARNEY
BEAR, STEARNS & CO. INC.         CHASE SECURITIES INC.         J.P. MORGAN & CO.
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 1, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING OF THE OFFERED SECURITIES AND MAY PURCHASE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

                            ------------------------

     FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                                 THE EQUITABLE

     For the purposes of this Prospectus, the term "The Equitable" refers to The Equitable Companies Incorporated (the "Company") and its subsidiaries.

     The Equitable is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. It is one of the world's largest investment managers, with total assets under management of approximately $274.1 billion at December 31, 1997. The Equitable's insurance business, which comprises its Insurance Operations, is conducted principally by its life insurance subsidiary, The Equitable Life Assurance Society of the United States ("Equitable Life"), a wholly-owned subsidiary of the Company. The Equitable's investment management and investment banking businesses, which comprise the Investment Services segment, are conducted by Alliance Capital Management L.P. ("Alliance"), in which the Company owned at March 1, 1998 approximately a 58% interest, and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), in which the Company owned at March 1, 1998 approximately a 73.1% common stock interest.

     AXA is the largest shareholder of the Company, beneficially owning (together with certain of its affiliates) at March 1, 1998 58.7% of the outstanding shares of the Company's common stock. The Company is a Delaware corporation with its principal headquarters located at 1290 Avenue of the Americas, New York, New York 10104 (telephone (212) 554-1234).

INSURANCE OPERATIONS

     Insurance Operations accounted for $3.68 billion, or approximately 38.1% of consolidated revenues for the year ended December 31, 1997. The Insurance Group offers a variety of products, which include traditional, variable and interest-sensitive life insurance products, annuity products and mutual fund and other investment products, as well as association plans. These products are marketed in all 50 states by a career agency force of over 7,300 agents (except association plans, which are marketed directly to clients by the Insurance Group). Equitable Distributors, Inc. ("EDI"), the Company's wholesale distribution company, offers the Income Manager series of annuity products to major securities firms, other broker-dealers and banks and by December 31, 1997 had executed sales agreements with two major securities firms, approximately 150 broker-dealers and six major banks. In 1997, major securities firms, other broker-dealers and banks accounted for $632.6 million (48.4%) of all Income Manager premiums and deposits. This segment also includes the Insurance Group's separate accounts for certain individual insurance and annuity products in which customers may invest their accumulated policy funds. As of December 31, 1997, the Insurance Group had nearly 2.8 million policy or contract holders. Equitable Life, which was established in the State of New York in 1859, has been among the largest life insurance companies in the United States for more than 100 years.

     The Equitable believes the experience and training of its career agency force constitutes a key competitive advantage in the sale of the Insurance Group's sophisticated insurance products, including variable life insurance and annuity products which offer a broad range of investment options. At December 31, 1997, the Insurance Group led the insurance industry in the number of agents and employees who hold both the Chartered Life Underwriter (CLU) and Chartered Financial Consultant (ChFC) designation.

     The claims-paying or financial strength rating of Equitable Life is AA-from Standard & Poor's Corporation (4th highest rating of 18) and Duff & Phelps Credit Rating Co. (4th highest rating of 18), A from A.M. Best Company, Inc. (3rd highest rating of 13), Aa3 from Moody's Investors Service, Inc. (4th highest rating of 19) and AA from Fitch Investors Service, Inc. (3rd highest rating of 26).

INVESTMENT SERVICES

     The Investment Services segment, which accounted for $5.97 billion, or approximately 61.7% of consolidated revenues for the year ended December 31, 1997, provides investment management, investment banking, securities transaction and brokerage services to both corporate and institutional clients, including the Insurance Group, and to high net worth individuals. In recent years, rapid growth in sales of mutual funds to individuals and retail clients has augmented the traditional focus on institutional markets. This segment also includes the institutional Separate Accounts, which provide various investment options for group clients through pooled or single group accounts and which at December 31, 1997 held assets totaling $12.03 billion.

     The Equitable continues to pursue its strategy of increasing third party assets under management. The Investment Subsidiaries continue to add third party assets under management, while continuing to provide investment management services to the Insurance Group. Of the $274.1 billion of assets under management at December 31, 1997, $216.9 billion (79.1%) were managed by the Investment Subsidiaries for third parties, including domestic and overseas investors, mutual funds, pension funds, endowment funds and, through the Insurance Group's separate accounts, $34.6 billion for insurance and annuity customers of the Insurance Group. During 1997, approximately $87.4 million (1.5%) of revenues of the Investment Services segment consisted of fees earned by the Investment Subsidiaries for investment management and other services provided to the Insurance Group and to unconsolidated real estate joint ventures.

     DLJ is a leading integrated investment and merchant bank that serves institutional, corporate, governmental and individual clients both domestically and internationally. DLJ's businesses include securities underwriting, sales and trading; merchant banking; financial advisory services; investment research; venture capital; correspondent brokerage services; online interactive brokerage services; and asset management. DLJ's revenues for the year ended December 31, 1997 were $4.64 billion. DLJ conducts its operations through three principal operating groups: the Banking Group, which includes DLJ's Investment Banking, Merchant Banking and Emerging Markets groups; the Capital Markets Group, consisting of DLJ's Fixed Income, Institutional Equities and Equity Derivatives Divisions, and Sprout, its venture capital affiliate; and the Financial Services Group, comprised of the Pershing Division, the Investment Services Group and the Asset Management Group. At March 1, 1998, The Equitable owned approximately 73.1% of DLJ's outstanding common stock; assuming full vesting of restricted stock units and full exercise of all outstanding options, The Equitable would own approximately 58.1% of DLJ's common stock.

     Alliance is one of the largest investment advisors in the United States and provides diversified investment management services to a variety of institutions including Equitable Life, pension funds, endowments and foreign financial institutions as well as to individual investors through a broad line of mutual funds. Alliance had assets under management at December 31, 1997 of approximately $218.7 billion (including $193.7 billion for third party clients). Alliance's assets under management at December 31, 1997 consisted of approximately $133.7 billion from separately managed accounts for institutional investors and high net worth individuals and approximately $85.0 billion from mutual fund accounts. Alliance's greatest growth in recent years has been in products for individual investors, primarily mutual funds, which generate relatively high management and servicing fees as compared to fees charged to separately managed accounts. Alliance has opted for Federal income tax purposes to maintain its partnership status and pay a 3.5% tax on partnership gross income commencing January 1, 1998, which is expected to reduce 1998 distributions by Alliance by approximately 10% from what they would have been under the former tax structure.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, the following factors should be carefully considered prior to deciding whether or not to purchase the Offered Securities. This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors," which could cause actual results to differ materially from historical results or those anticipated. Forward-looking statements include, among other things, discussions concerning The Equitable's potential exposure to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions, as indicated by words such as "believes," "estimates," "intends," "anticipates," "expects," "projects," "should," "probably," "risk," "target," "goals," "objectives," or similar expressions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K").

HOLDING COMPANY STRUCTURE

     The Offered Securities are obligations exclusively of the Company. The Company is a non-operating holding company which conducts business through its subsidiaries and the Offered Securities therefore are effectively subordinated to liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Insurance Group. Accordingly, holders of Offered Securities should look only to the assets of the Company for payments of interest and principal. At December 31, 1997, the Company (excluding its subsidiaries) had $569.0 million of senior debt outstanding. The only direct wholly owned operating subsidiary of the Company is Equitable Life. At March 1, 1998, the Company also owned directly approximately 40.1% of the outstanding common stock of DLJ. All of the Company's other indirect subsidiaries (including its approximate 58% interest in Alliance and an additional interest in DLJ of 33.0% of its outstanding common stock) are directly or indirectly owned by Equitable Life.

PAYMENTS ON OFFERED SECURITIES AND LIQUIDITY

     The Company's ability to make cash payments with respect to its securities, including the payment of principal and interest on the Offered Securities, depends on the availability of adequate sources of funds. Since the 1992 demutualization, the Company has not received any dividends from Equitable Life. Under the New York Insurance Law, Equitable Life would be permitted to pay shareholder dividends to the Company only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent of Insurance of the State of New York and the Superintendent, who by statute has broad discretion in such matters, does not disapprove the distribution. Management believes the Company's primary sources of liquidity will be sufficient to meet its cash requirements for several years. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Liquidity Requirements" and
"-- Liquidity Sources" in the 1997 10-K.

INVESTMENT ASSETS

     As of December 31, 1997, commercial and agricultural mortgages and equity real estate comprised 12.4% ($4,608.5 million) and 9.5% ($3,551.0 million), respectively, of the $37,296.9 million aggregate amortized cost net of valuation allowances ("net amortized cost") of assets held in the Insurance Group's General Account in respect of continuing operations ("General Account Investment Assets") and assets held in the General Account associated with the Insurance Group's discontinued Wind-Up Annuity and guaranteed interest contract ("GIC") lines of business ("Discontinued Operations Investment Assets"). Since 1990, The Equitable has recognized significant additions to asset valuation allowances and writedowns on commercial mortgages and equity real estate. At December 31, 1997, asset valuation allowance balances for continuing and discontinued operations totaled $536.6 million.

     The Equitable announced in January 1998 its intention to accelerate the sale of equity real estate by disposing of approximately $2 billion depreciated cost of properties over the following 12 to 15 months. In connection with this program, Equitable Life reclassified $1.50 billion depreciated cost of continuing and discontinued operations' equity real estate from "held for the production of income" to "held for sale." The reclassification generated additions to valuation allowances of $243.0 million for continuing operations in the fourth quarter of 1997. Also, the review of the equity real estate portfolio identified properties held for the production of income which were impaired as determined under SFAS No. 121 resulting in writedowns of $161.1 million for continuing operations in 1997. The total pre-tax impact of these actions was $345.1 million (net of related DAC amortization of $59.0 million) for continuing operations. In addition, these real estate actions contributed to the strengthening of discontinued operations' allowance for future losses in the fourth quarter of 1997 discussed under "Discontinued Operations" below.

     The determination of asset valuation allowances and writedowns requires numerous forecasts and the exercise of a significant degree of judgment, and is an inherently subjective process. No assurance can be given as to the amount of future writedowns and additions to the asset valuation allowances. Since the size of the portfolio of equity real estate properties held for sale is significantly larger than in prior periods due to the fourth quarter action discussed above, fluctuations in the related valuation allowances prior to actual sale could be larger than those experienced in prior periods. For more information concerning The Equitable's General Account Investment Assets and Discontinued Operations Investment Assets, including problem, potential problem and restructured investments and asset valuation allowances, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Continuing Operations Investment Portfolio" and "-- Discontinued Operations Investment Portfolio" in the 1997 10-K and Notes 2, 3, 5 and 7 of Notes to Consolidated Financial Statements contained therein.

     At December 31, 1997, the net amortized cost of below investment grade fixed maturities in General Account and Discontinued Operations Investment Assets (including redeemable preferred stock) was $3,436.9 million (representing 9.2% of the net amortized cost of all General Account and Discontinued Operations Investment Assets). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Continuing Operations Investment Portfolio" and "-- Discontinued Operations Investment Portfolio" in the 1997 10-K and Notes 3 and 7 of Notes to Consolidated Financial Statements contained therein.

DISCONTINUED OPERATIONS

     In September 1991, management discontinued the operations of the Wind-Up Annuity and GIC lines of business and established related loss provisions. At December 31, 1997, $1.05 billion of contractholder liabilities were outstanding, of which $29.5 million related to GIC products and the balance to Wind-Up Annuities. Discontinued operations had total assets of $2.03 billion at December 31, 1997 which are not reflected in total assets within The Equitable's consolidated balance sheet.

     Management believes the loss provisions for Wind-Up Annuities and GIC contracts at December 31, 1997 (aggregating $259.2 million) are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. During 1997 and 1996, the loss provisions were further strengthened by $134.1 million and $129.0 million, respectively. See Notes 1, 4, 5, 8 and 9 to the "Selected Consolidated Financial Data" herein and the "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discontinued Operations" in the 1997 10-K.

VOLATILE NATURE OF SECURITIES BUSINESS

     In recent periods, DLJ has contributed a significant portion of The Equitable's earnings and dividends on the common stock of DLJ held directly by the Company have provided significant amounts of liquidity. The securities industry generally experienced favorable market conditions in 1996 and 1997, as continuing strong stock and bond markets and strong trading volumes on all major exchanges led to increased merger and acquisition activity as well as underwriting activity. DLJ's principal business activities, investment and merchant banking, securities sales and trading and correspondent brokerage services are, by their nature, highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. Consequently, DLJ's net income and revenue have been, and are likely to continue to be, subject to wide fluctuations, reflecting the impact of many factors beyond DLJ's control, including securities market conditions, the level and volatility of interest rates, competitive conditions and the size and timing of transactions. There can be no assurance that such fluctuations in DLJ's earnings will not affect the level of The Equitable's future earnings. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Combined Results of Operations -- Combined Results of Continuing Operations by Segment -- Investment Services" in the 1997 10-K.

RATINGS

     Ratings are an important factor in establishing the competitive position of insurance companies. A significant downgrade in the financial strength or claims-paying ratings of Equitable Life could have a material adverse effect on the Insurance Group's business, liquidity and results of operations. For a discussion of the Insurance Group's current ratings, see "The
Equitable -- Insurance Operations" herein and "Business --
Competition -- Insurance and Annuities" in the 1997 10-K.

RISK-BASED CAPITAL

     Since 1993, life insurers, including Equitable Life, have been subject to certain risk-based capital ("RBC") guidelines. While the RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally, comparisons of RBC ratios of life insurers have become generally available. Equitable Life was above its target RBC ratio at year end 1997. Principally because of the RBC formula's treatment of Equitable Life's large holdings of subsidiary common stock (including its interests in Alliance and DLJ), equity real estate and mortgages, Equitable Life's year end 1997 RBC ratio is lower than those of its competitors in the life insurance industry. See "Business -- Regulation -- Risk-Based Capital" in the 1997 10-K.

MARKET RISK, RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

     The Equitable's businesses are subject to market risks arising from its insurance asset/liability management, asset management and trading activities. Primary market risk exposures result from interest rate fluctuations, equity price movements, changes in credit quality and, additionally at DLJ, foreign currency exchange exposure. For more information about these risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk, Risk Management and Derivative Financial Instruments" in the 1997 10-K.

ABSENCE OF PUBLIC MARKET FOR OFFERED SECURITIES

     The Offered Securities are new issues of securities for which no market currently exists. If the Offered Securities are traded after their initial issuance, they may trade at a discount from the initial public offering price, depending upon prevailing interest rates, the market for similar securities and other factors. No assurance can be given that a holder of Offered Securities will be able to sell such securities in the future or that such sale will be at a price equal to or higher than the initial offering price of the Offered Securities. No assurance can be given that an active market will develop or be maintained for the Offered Securities. The Company does not intend to apply for listing of the Offered Securities on any securities exchange or to seek their admission to trading on any inter-dealer quotation system. The Underwriters currently intend to make a market in the Offered Securities, subject to applicable law and regulations. However, the Underwriters are not obligated to do so and may discontinue such market making at any time without notice.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale of the Offered Securities. The financial data at December 31, 1997 in the following table are derived from the Company's consolidated financial statements audited by Price Waterhouse LLP, included in the 1997 10-K and incorporated by reference herein.

                                                                AT DECEMBER 31, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                    (IN MILLIONS)
DEBT:
Short-term debt
     Company................................................  $    25.0      $    25.0
     Subsidiaries of Company................................    1,841.6        1,841.6
Long-term debt
     Company................................................      544.0        1,135.8
     Subsidiaries of Company................................    3,800.2        3,800.2
                                                              ---------      ---------
          Total debt........................................    6,210.8        6,802.6
SHAREHOLDERS' EQUITY:
Series D Convertible Preferred Stock; $1.00 par value;
  $500.00 stated value; 60,000 shares authorized and issued,
  51,960 outstanding (liquidation value $26.0 million)......      514.4          514.4
Stock Employee Compensation Trust (Series D Convertible
  Preferred Stock held in trust)............................     (514.4)        (514.4)
Common Stock; $0.01 par value; 500 million shares
  authorized; 222.2 million shares issued and outstanding...        2.2            2.2
Capital in excess of par value..............................    3,627.5        3,627.5
Retained earnings...........................................    1,137.4        1,137.4
Net unrealized investment gains.............................      523.7          523.7
Minimum pension liability...................................      (17.3)         (17.3)
                                                              ---------      ---------
          Total shareholders' equity........................    5,273.5        5,273.5
                                                              ---------      ---------
Total Capitalization........................................  $11,484.3      $12,076.1
                                                              =========      =========

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Offered Securities are estimated to be approximately $591.1 million after deducting underwriting discounts and commissions and estimated expenses. Substantially all of these net proceeds are expected to be used for general corporate purposes. Pending such use, the proceeds will be invested in short-term securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial information for The Equitable. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 has been derived from consolidated financial statements audited by Price Waterhouse LLP, independent accountants, included in the 1997 10-K and incorporated by reference herein and should be read in conjunction with and is qualified by reference to such statements and related notes. The selected historical consolidated financial information (other than General Account Investment Assets and assets under management) at December 31, 1995, 1994 and 1993 and for each of the years in the two-year period ended December 31, 1994 have been derived from consolidated financial statements not included or incorporated herein.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                   YEARS ENDED DECEMBER 31,
                                              ------------------------------------------------------------------
                                                 1997          1996          1995          1994          1993
                                              ----------    ----------    ----------    ----------    ----------
                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
REVENUES
Universal life and investment-type product
  policy fee income.........................  $    950.6    $    874.0    $    788.2    $    715.0    $    644.5
Premiums....................................       601.5         597.6         606.8         625.6         599.1
Net investment income(1)....................     3,991.3       3,336.3       3,047.4       2,838.4       2,715.0
Investment gains, net(2)(3).................       592.4         599.2         552.3         338.6         526.4
Commissions, fees and other income..........     3,427.8       2,800.5       2,142.4       1,748.4       1,851.5
Contribution from the Closed Block(2)(11)...       102.5         125.0         143.2         137.0         137.9
                                              ----------    ----------    ----------    ----------    ----------
         Total revenues.....................     9,666.1       8,332.6       7,280.3       6,403.0       6,474.4
                                              ----------    ----------    ----------    ----------    ----------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account
  balances..................................     1,267.0       1,271.1       1,249.2       1,202.2       1,325.6
Policyholders' benefits(4)..................       978.6       1,317.7       1,008.6         914.9        1001.7
Other operating costs and
  expenses(4)(5)(6).........................     6,317.5       5,228.0       4,377.3       3,739.3       3,770.8
                                              ----------    ----------    ----------    ----------    ----------
         Total benefits and other
           deductions.......................     8,563.1       7,816.8       6,635.1       5.856.4       6,098.1
                                              ----------    ----------    ----------    ----------    ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  FEDERAL INCOME TAXES, MINORITY INTEREST
  AND CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE(4).................................     1,103.0         515.8         645.2         546.6         376.3
Federal income taxes (7)....................       280.5         137.4         192.3         157.0         111.7
Minority interest in net income of
  consolidated subsidiaries.................       174.3         172.4          87.5          68.3          31.9
                                              ----------    ----------    ----------    ----------    ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE(4).................................       648.2         206.0         365.4         321.3         232.7
Discontinued operations, net of Federal
  income taxes(1)(5)(8)(9)..................       (87.2)        (83.8)           --            --            --
Cumulative effect of accounting change, net
  of Federal income taxes(10)...............          --         (23.1)           --         (27.1)           --
                                              ----------    ----------    ----------    ----------    ----------
Net earnings................................       561.0          99.1         365.4         294.2         232.7
Dividends on preferred stocks...............        15.6          26.7          26.7          80.1          65.4
                                              ----------    ----------    ----------    ----------    ----------
Net Earnings Applicable to Common Shares....  $    545.4    $     72.4    $    338.7    $    214.1    $    167.3
                                              ==========    ==========    ==========    ==========    ==========
NET EARNINGS PER COMMON SHARE:
  Basic.....................................  $     2.71    $      .39    $     1.84    $     1.49    $     1.18
                                              ==========    ==========    ==========    ==========    ==========
  Diluted...................................  $     2.47    $      .37    $     1.75    $     1.37    $     1.08
                                              ==========    ==========    ==========    ==========    ==========
  Cash Dividend Per Common Share............  $      .20    $      .20    $      .20    $      .20    $      .20
                                              ==========    ==========    ==========    ==========    ==========
REVENUES BY SEGMENT:
Insurance operations(1)(2)(3)...............  $  3,684.2    $  3,770.6    $  3,614.6    $  3,507.4    $  3,464.4
Investment services(3)......................     5,968.1       4,540.0       3,689.8       2,908.6       3,024.1
Corporate, other and eliminations...........        13.8          22.0         (24.1)        (13.0)        (14.1)
                                              ----------    ----------    ----------    ----------    ----------
         Total Revenues.....................  $  9,666.1    $  8,332.6    $  7,280.3    $  6,403.0    $  6,474.4
                                              ==========    ==========    ==========    ==========    ==========

                              SELECTED CONSOLIDATED FINANCIAL DATA -- (CONTINUED)
                                                                   YEARS ENDED DECEMBER 31,
                                              ------------------------------------------------------------------
                                                 1997          1996          1995          1994          1993
                                              ----------    ----------    ----------    ----------    ----------
                                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  FEDERAL INCOME TAXES, MINORITY INTEREST
  AND CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE, BY SEGMENT:
Insurance operations........................  $    250.3    $    (36.6)   $    303.1    $    327.5    $    128.2
Investment services.........................       971.3         663.2         466.3         375.2         359.3
Corporate interest expense and other
  eliminations..............................      (118.6)       (110.8)       (124.2)       (156.1)       (111.2)
                                              ----------    ----------    ----------    ----------    ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  FEDERAL INCOME TAXES, MINORITY INTEREST
  AND CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE....................................  $  1,103.0    $    515.8    $    645.2    $    546.6    $    376.3
                                              ==========    ==========    ==========    ==========    ==========
GENERAL ACCOUNT INVESTMENT ASSETS (AT PERIOD
  END)(11)(12)..............................  $ 35,527.6    $ 34,939.2    $ 33,777.1    $ 32,338.6    $ 32,695.5
                                              ==========    ==========    ==========    ==========    ==========
ASSETS UNDER MANAGEMENT (AT PERIOD END):
The Equitable...............................  $   57,139    $   54,990    $   50,900    $   47,376    $   51,003
Third Party(13).............................     216,945       184,784       144,441       125,145       121,643
                                              ----------    ----------    ----------    ----------    ----------
         Total..............................  $  274,084    $  239,774    $  195,341    $  172,521    $  172,646
                                              ==========    ==========    ==========    ==========    ==========
CONSOLIDATED BALANCE SHEETS DATA (AT PERIOD
  END):
Total assets(11)(14)........................  $151,437.6    $128,811.2    $113,716.2    $ 94,785.3    $100,382.3
Long-term debt..............................     4,344.2       3,920.7       3,852.0       2,925.9       2,662.3
Total liabilities(11)(14)...................   146,164.1     124,823.2     109,607.5      91,605.2      96,670.9
Redeemable preferred stock..................          --            --            --            --         264.9
Shareholders' equity........................     5,273.5       3,988.0       4,108.7       3,180.1       3,446.5
Book value per common share.................       23.57         19.12         19.88         14.93         16.83

------------------------------
 (1) Net investment income and discontinued operations included $53.3 million, $114.3 million, $154.6 million, $219.7 million and $197.1 million for 1997, 1996, 1995, 1994 and 1993, respectively, recognized as investment income by continuing operations and as interest expense by discontinued operations relating to intersegment loans.

 (2) Investment gains, net included additions to asset valuation allowances and writedowns of publicly traded securities and equity real estate, for continuing operations aggregating $483.8 million ($544.7 million including amounts related to the Closed Block), $178.6 million ($205.8 million including amounts related to the Closed Block), $197.6 million ($224.9 million including amounts related to the Closed Block), $100.5 million ($137.5 million including amounts related to the Closed Block), and $108.7 million ($147.3 million including amounts related to the Closed Block) for 1997, 1996, 1995, 1994 and 1993, respectively. In 1997, additions to valuation allowances of $227.6 million ($243.0 million including amounts related to the Closed Block) were recorded related to management's announced intention to accelerate sales of equity real estate. Additionally, in 1997, $132.3 million ($161.1 million including amounts related to the Closed Block) of writedowns on real estate held for production of income were recorded. Additionally, as of January 1, 1996, as a result of the adoption of SFAS No. 121, $152.4 million of allowances on assets held for investment were released and impairment losses of $144.0 million ($149.6 million including amounts related to the Closed Block) were recognized on real estate held and used.

 (3) Investment gains, net for 1997 included a pre-tax gain of $252.1 million resulting from the sale of Equitable Real Estate Investment Management, Inc. and certain affiliates. Investment gains, net for 1996 included a $79.4 million gain (before variable compensation and related expenses) related to the sale of shares of one investment in the DLJ long-term corporate development portfolio. Investment gains, net for 1995 included $34.7 million gain resulting from the sale of a minority interest in DLJ. Investment gains, net for 1994 included a $52.4 million gain related to the sale by Alliance of 4.96 million of newly issued Alliance Units. Investment gains, net for 1993 included a $49.3 million gain (before variable compensation and related expenses) related to the sale of shares on that same investment in the DLJ long-term corporate development portfolio.

 (4) During the fourth quarter of 1996, The Equitable completed experience and loss recognition studies of participating group annuity contracts and conversion annuities ("Pension Par") and disability income ("DI") products. As a result of these studies, $145.0 million of unamortized DI deferred policy acquisition costs ("DAC") were written off and reserves were strengthened by $248.0 million for these lines of business. Consequently, earnings from continuing operations for 1996 decreased by $255.5 million ($393.0 million pre-tax). See Note 2 of Notes to Consolidated Financial Statements in the 1997 10-K.

 (5) Other operating costs and expenses included corporate interest expenses of $127.2 million, $139.6 million, $100.5 million, $50.6 million and $28.4 million for 1997, 1996, 1995, 1994 and 1993, respectively, and interest credited to discontinued operations of $88.2 million and $97.7 million for 1994 and 1993, respectively.

 (6) Other operating costs and expenses included provisions associated with employee termination and exit costs of $42.4 million, $24.4 million, $39.2 million, $20.4 million and $96.4 million for 1997, 1996, 1995, 1994 and 1993, respectively (including $41.7 million, $22.3 million, $28.1 million, $20.4 million and $45.6 million attributable to Insurance Operations for 1997, 1996, 1995, 1994 and 1993, respectively; and $0.7 million, $2.1 million, $11.1 million and $50.8 million attributable to Investment Services for 1997, 1996, 1995 and 1993, respectively).

 (7) During 1997, The Equitable released $97.5 million of tax reserves related to years prior to 1989.

 (8) Discontinued operations, net of Federal income taxes, included additions to asset valuation allowances and writedowns of fixed securities and, in 1997 and 1996, equity real estate aggregating $212.5 million, $36.0 million, $38.2 million, $50.8 million and $53.0 million for 1997, 1996, 1995, 1994 and 1993, respectively. Additionally, the implementation of SFAS No. 121 as of January 1, 1996 resulted in the release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million.

 (9) During the 1997 and 1996 reviews of the allowance for estimated future losses for discontinued operations, management determined it was necessary to increase the allowance. As a result, net earnings decreased by $87.2 million and $83.8 million for 1997 and 1996, respectively. Incurred losses of $154.4 million, $23.7 million, $25.1 million, $21.7 million and $24.7 million for 1997, 1996, 1995, 1994 and 1993, respectively, were charged to discontinued operations' allowance for future losses. See Note 7 of Notes to Consolidated Financial Statements included in the 1997 10-K.

(10) Cumulative effect of accounting change, net of Federal income taxes, included a charge of $23.1 million, net of a Federal income tax benefit of $12.4 million, related to SFAS No. 121 for the year ended December 31, 1996, a charge of $27.1 million, net of a Federal income tax benefit of $14.6 million related to SFAS No. 112 for the year ended December 31, 1994.

(11) The results of the Closed Block are reported on one line in the consolidated statements of earnings. Total assets, total liabilities and General Account Investment Assets included the assets and liabilities of the Closed Block and, therefore, are comparable for all periods presented. See Note 6 of Notes to Consolidated Financial Statements included in the 1997 10-K.

(12) General Account Investment Assets does not include the Discontinued Operations Investment Assets, which had an aggregate carrying value of $1.77 billion, $2.49 billion, $3.26 billion, $3.90 billion and $4.82 billion at December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

(13) Third party assets under management included Separate Accounts assets under management of $34.60 billion, $29.87 billion, $24.72 billion, $20.67 billion and $19.74 billion at December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

(14) Assets and liabilities relating to discontinued operations are not reflected on the consolidated balance sheets of The Equitable, except that as of December 31, 1997, 1996, 1995, 1994 and 1993, the net amount due to continuing operations for intersegment loans made to discontinued operations in excess of continuing operations obligations to fund discontinued operations accumulated deficit (the amount required to make assets equal to liabilities) is reflected as "Amounts due from discontinued operations." In 1995, continuing operations transferred $1,215.4 million in cash to discontinued operations in settlement of its obligation. Subsequently, discontinued operations remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by discontinued operations. See Note 7 of Notes to Consolidated Financial Statements included in the 1997 10-K.

                     DESCRIPTION OF THE OFFERED SECURITIES

GENERAL

     The Offered Securities will be issued under a Senior Indenture, dated as of December 1, 1993 (the "Senior Indenture"), between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee (the "Trustee"), as supplemented from time to time, including by a certain Supplemental Indenture, to be dated as of April 1, 1998, to be entered into by the Company and the Trustee in respect of the Offered Securities (the Senior Indenture as amended and supplemented, the "Indenture"). The Senior Indenture referred to above has been incorporated by reference as an exhibit to the Registration Statement of which the accompanying Prospectus is a part, and the form of Indenture Supplement referred to above will be incorporated by reference into the Registration Statement of which the accompanying Prospectus is a part. The following summary of certain provisions of the Indenture and of the Offered Securities (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the summary of certain provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. These summaries together address the material terms of the Offered Securities and the Indenture but are subject to, and are qualified in their entirety by reference to, the text of the Offered Securities and the Indenture.

     The Senior Notes will be limited to $250 million in aggregate principal amount and will mature on April 1, 2008. The Senior Debentures will be limited to $350 million in aggregate principal amount and will mature on April 1, 2028. Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Offered Securities and of the Indenture under which the Offered Securities are issued.

     The Senior Notes will bear interest at the rate of 6 1/2% per annum and the Senior Debentures will bear interest at the rate of 7% per annum, in each case from the date of issuance, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually on April 1 and October 1, commencing October 1, 1998, to the persons in whose names the Senior Notes or Senior Debentures, as the case may be, are registered at the close of business on the regular record date relating thereto, which will be the March 15 and September 15, as the case may be, next preceding such Interest Payment Date.

     The Offered Securities will not be entitled to any sinking fund. The provisions of Article 4 of the Indenture relating to defeasance, which are described in the accompanying Prospectus, will apply to the Offered Securities.

     The Offered Securities will be issued only in fully registered form in denominations of $1,000 and any integral multiple thereof. Offered Securities may be transferred or exchanged without any service charge, other than any tax or other governmental charge imposed in connection therewith, at the corporate trust office of the Trustee in the City of New York, or at any other office or agency maintained by the Company for such purpose.

OPTIONAL REDEMPTION

     The Senior Notes and the Senior Debentures may be redeemed by the Company, in whole or in part, at any time prior to maturity at a price (the "Redemption Price") equal to the sum of (i) the aggregate principal amount being redeemed plus accrued interest thereon to the date of redemption and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Offered Securities.

     Notice of an optional redemption of any Offered Securities will be given to holders thereof at their addresses, as shown in the register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the date fixed for redemption and the principal amount of the Offered Securities of the applicable series held by such holder to be redeemed.

     If funds for the redemption of any Offered Securities called for redemption have been made available on such redemption date, such Offered Securities will cease to bear interest on the date fixed for such redemption specified in the notice of redemption and the only right of the holders thereof will be to receive payment of the Redemption Price.

     If fewer than all of the outstanding Offered Securities of a series are to be redeemed, Offered Securities of such series shall be redeemed pro rata based on the outstanding principal amount of such Offered Securities being redeemed.

     Certain Definitions Applicable to Optional Redemption. "Make-Whole Amount" means, in connection with any optional redemption of the Offered Securities of a series, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest that would have been payable in respect of such dollar if such prepayment had not been made determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the business day immediately preceding the date of such redemption) from the respective dates on which such principal and interest would have been payable if such prepayment had not been made, over (ii) the aggregate principal amount of the Offered Securities of the applicable series being redeemed or paid plus accrued interest to the date of redemption.

     The term "Reinvestment Rate" means the arithmetic mean of the yields for the two weeks set forth under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the Weighted Average Life to Maturity of the principal being prepaid or paid plus 15 basis points (three-twentieths of one percent) in respect of the Senior Notes and 20 basis points (one-fifth of one percent) in the case of the Senior Debentures. If no maturity exactly corresponds to such Weighted Average Life to Maturity, yields for the two published maturities most closely corresponding to such Weighted Average Life to Maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     The term "Remaining Dollar-Years" means, at any time, with respect to any Senior Note or Senior Debenture, as the case may be, the result obtained by multiplying (i) an amount equal to the then remaining principal payment at final maturity of such Senior Note or Senior Debenture, as the case may be, unpaid immediately prior to such time by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such time and the date such required principal payment at final maturity is due.

     The term "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

     The term "Weighted Average Life to Maturity" means, at any time, with respect to any Senior Note or Senior Debenture, as the case may be, the number of years obtained by dividing the then Remaining Dollar-Years at such time of such Senior Note or Senior Debenture, as the case may be, by the then outstanding principal amount of such Senior Note or Senior Debenture, as the case may be.

GLOBAL OFFERED SECURITIES

     The Offered Securities will be issued in the form of one or more fully registered global Offered Securities, representing the aggregate principal amount of each series of the Offered Securities, that will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., the nominee of DTC, and except under certain circumstances described in the Prospectus under "Description of Debt Securities -- Book-Entry System," global Offered Securities will not be exchanged for definitive Offered Securities and will not otherwise be issuable as definitive Offered Securities.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with it. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Offered Securities under DTC's system must be made by or through Direct Participants, which will receive a credit for such Offered Securities on DTC's records. The ownership interest of each actual purchaser of each Offered Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of Offered Securities will not receive Offered Securities in definitive form representing their ownership interest therein, except in the event that use of the book-entry system for such Offered Securities is discontinued or upon the occurrence of certain other events described herein or in the attached Prospectus.

     To facilitate subsequent transfers, all Offered Securities which are deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Offered Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Offered Securities: DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Offered Securities. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The nominee of DTC, as holder of record of the Offered Securities, will be entitled to receive payments of principal and interest by wire transfer in same day funds for payment to Beneficial Owners in accordance with customary procedures established from time to time by DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants and not of DTC, the Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Offered Securities by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Offered Securities or the disbursement of payments in respect thereof.

     DTC may discontinue providing its services as securities depository with respect to the Offered Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Offered Securities in definitive form are required to be printed and delivered. The Company may decide to discontinue use of a system of book-entry transfers through DTC (or a successor securities depository). In that event, Offered Securities in definitive form will be printed and delivered.

     The information in this section concerning DTC and DTC's system has been obtained from sources that the Company believes to be reliable, but is subject to any changes to the arrangements between the Company and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

SAME-DAY SETTLEMENT IN RESPECT OF GLOBAL OFFERED SECURITIES

     Settlement by the purchasers of Offered Securities will be made in immediately available funds. All payments by the Company to DTC of principal and interest will be made in immediately available funds.

     So long as any Offered Securities are represented by Global Offered Securities registered in the name of DTC or its nominee, such Offered Securities will trade in DTC's Same-Day Funds Settlement system, and secondary market trading activity in such Offered Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Securities.

CONCERNING THE TRUSTEE

     Except during the continuance of an Event of Default, the Trustee shall perform only such duties as are specifically set forth in the Indenture. During the continuance of any Event of Default, the Trustee shall exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Trustee may acquire and hold Offered Securities and, subject to certain conditions, otherwise deal with the Company as if it were not Trustee under the Indenture.

     The Company and its subsidiaries currently conduct banking transactions with the Trustee in the ordinary course of business.

                                  UNDERWRITING

     Under the terms and subject to the conditions set forth in the Pricing Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell them, severally, the respective principal amounts of the Offered Securities set forth opposite the names of such underwriters below at 99.022% of their principal amount in the case of the Senior Notes and at 98.367% of their principal amount in the case of the Senior Debentures, in each case plus accrued interest, if any, from the date of issuance.

                                                                               PRINCIPAL
                                                               PRINCIPAL       AMOUNT OF
                                                               AMOUNT OF         SENIOR
                        UNDERWRITER                           SENIOR NOTES     DEBENTURES
Donaldson, Lufkin & Jenrette Securities Corporation.........  $ 53,125,000    $ 74,375,000
Goldman, Sachs & Co. .......................................    53,125,000      74,375,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    53,125,000      74,375,000
Salomon Brothers Inc .......................................    53,125,000      74,375,000
Bear, Stearns & Co. Inc. ...................................    12,500,000      17,500,000
Chase Securities Inc. ......................................    12,500,000      17,500,000
J.P. Morgan Securities Inc. ................................    12,500,000      17,500,000
                                                              ------------    ------------
          Total.............................................  $250,000,000    $350,000,000
                                                              ============    ============

     The Pricing Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Company has been advised by the Underwriters that they propose to offer the Offered Securities in part to the public initially at 99.672% of their principal amount in the case of the Senior Notes and at 99.242% of their principal amount in the case of the Senior Debentures, in each case plus accrued interest, if any, from the date of issuance, and in part to certain dealers at such price less a concession not in excess of 0.40% of their principal amount in the case of the Senior Notes and 0.50% of their principal amount in the case of the Senior Debentures. The Underwriters and such dealers may reallow to certain other dealers a concession not in excess of 0.25% of the principal amount of the Senior Notes and the Senior Debentures. After the initial offering the public offering price and such concessions may be changed.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase Offered Securities in the open market to cover such syndicate short position or to stabilize the price of the Offered Securities. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Offered Securities in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Donaldson, Lufkin & Jenrette Securities Corporation is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette, Inc., approximately 73.1% of the outstanding common stock of which was owned by the Company at March 1, 1998. Donaldson, Lufkin & Jenrette Securities Corporation has committed to purchase from the Company 21.25% of the Senior Notes and 21.25% of the Senior Debentures to be purchased in the offering on the same basis as the other Underwriters. Although the amount of proceeds derived from the offering by the Company will not be affected by Donaldson, Lufkin & Jenrette Securities Corporation's participation as an Underwriter, to the extent that part or all of the Offered Securities owned by Donaldson, Lufkin & Jenrette Securities Corporation are not resold, the Offered Securities will be eliminated in consolidation and will not be shown as outstanding debt in the consolidated financial statements of the

Company. Donaldson, Lufkin & Jenrette Securities Corporation intends to resell any Offered Securities which it is unable to resell in the offering from time to time, at prevailing market prices.

     Since Donaldson, Lufkin & Jenrette Securities Corporation, one of the Underwriters, is an affiliate of the Company, the offering of the Offered Securities is being made pursuant to and in compliance with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Rule 2720, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

     The Senior Notes and the Senior Debentures are new issues of securities with no established trading market. The Company does not intend to apply for listing of the Offered Securities on a national securities exchange or to seek their admission to trading on any inter-dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     Settlement for the Offered Securities will be made in immediately available funds and all secondary trading in the Offered Securities will settle in immediately available funds. See "Description of the Offered
Securities -- Same-Day Settlement in Respect of Global Offered Securities."

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters and certain affiliates thereof engaged in transactions with, and from time to time have performed various investment banking and other services for, the Company and its affiliates in the past, and may do so from time to time in the future.

MARKET-MAKING TRANSACTIONS BY DONALDSON, LUFKIN & JENRETTE SECURITIES
CORPORATION

     This Prospectus Supplement may also be used by Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Company, in connection with offers and sales of the Offered Securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Donaldson, Lufkin & Jenrette Securities Corporation may act as principal or agent in such transactions. Donaldson, Lufkin & Jenrette Securities Corporation has advised the Company that it currently intends to make a market in the Offered Securities, but it is not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities. The Company will not receive any proceeds from the sale of the Offered Securities in any such market-making transactions.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                 ERISA MATTERS

     The Company and certain affiliates of the Company, including Equitable Life, Alliance and DLJ, may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Offered Securities are acquired by or on behalf of a pension or other employee benefit plan with respect to which the Company or any of its affiliates is a service provider, unless such Offered Securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan or other person proposing to invest in the Offered Securities should consult with its legal counsel.

PROSPECTUS

                                 $1,000,000,000

                      THE EQUITABLE COMPANIES INCORPORATED

                                DEBT SECURITIES

     The Equitable Companies Incorporated (the "Company") may from time to time offer senior or subordinated debt securities (the "Senior Debt Securities" and the "Subordinated Debt Securities" respectively, and collectively, the "Debt Securities").

     The Debt Securities offered pursuant to this Prospectus may be issued in one or more series or issuances in U.S. dollars or in one or more foreign currencies or currency units. By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, four Delaware statutory business trusts (the "Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer preferred securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time junior subordinated debt securities to a Trust. The aggregate initial public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $1,000,000,000 (or its equivalent in one or more foreign currencies or currency units).

     Specific terms of the particular series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: the ranking as senior or subordinated debt securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, will be payable, currency in which principal, premium, if any, and interest, if any, will be payable, any terms of redemption, any sinking fund provisions, any listing on a securities exchange, initial public offering or purchase price, conversion rights, methods of distribution and other specific terms of the offering.

     The Prospectus Supplement will contain information about certain United States federal income tax considerations relating to the Debt Securities, if applicable.

     The Debt Securities will be unsecured and, because the Company is a non-operating holding company, will be effectively subordinated to all liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries. Accordingly, holders of the Debt Securities should look only to the assets of the Company for payments of interest and principal. Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company to the extent described herein and in the Prospectus Supplement relating thereto. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Offered Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 27, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's common stock, par value $0.01 per share (the "Common Stock"), is listed on the New York Stock Exchange, Inc. and reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Registration Statement on Form 8-A, dated May 26, 1992, incorporating the description of the Company's Common Stock in the Company's Registration Statement on Form S-1 (Registration No. 33-48115), each previously filed by the Company with the Commission, are incorporated by reference in this Prospectus.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Offered Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to The Equitable Companies Incorporated, 1290 Avenue of the Americas, New York, New York 10104,
Attention: Corporate Secretary (Telephone: (212) 314-3914).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE

COMPANY, OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 THE EQUITABLE

     For the purpose of this Prospectus, the term "The Equitable" refers to The Equitable Companies Incorporated (the "Company") and its subsidiaries.

     The Equitable is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. The Equitable Life Assurance Society of the United States ("Equitable Life"), a subsidiary of the Company, was established in the State of New York in 1859. For more than 100 years it has been among the largest life insurance companies in the United States. Equitable Life and its subsidiaries distribute a variety of insurance, annuity and investment products.

     At December 31, 1997, the Company's holdings in its investment subsidiaries included an approximately 72% interest in Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and an approximately 58% interest in Alliance Capital Management L.P. ("Alliance"). The Company's investment subsidiaries provide investment management and investment banking services to institutional and individual clients, including the Company's insurance subsidiaries.

     AXA is the Company's largest stockholder, beneficially owning at December 31, 1997 approximately 59% of the outstanding shares of common stock, par value $.01, of the Company (the "Common Stock"). The Company is a Delaware corporation with its principal headquarters located at 1290 Avenue of the Americas, New York, New York 10104 (Telephone: (212) 554-1234).

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Offered Securities will be used by the Company for general corporate purposes and initially may be temporarily invested in short-term securities.

                               RATIOS OF EARNINGS
                   TO FIXED CHARGES AND EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated.
--------------------------------------------------------------------------------

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                     1993     1994     1995     1996     1997
                                                     -----------------------------------------
Ratio of earnings to fixed charges(1)..............  1.287    1.294    1.239    1.174    1.263
Ratio of earnings to combined fixed charges and
  preferred stock dividends(1).....................  1.212    1.229    1.222    1.159    1.256

--------------------------------------------------------------------------------
(1) For purposes of determining the historical ratios of earnings to fixed charges, and of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before Federal income taxes, minority interest and cumulative effect of accounting change adjusted for (i) excess of equity in income of unconsolidated investees over distributed income and (ii) equity in losses of unconsolidated investees, plus fixed charges. Fixed charges consist of interest expense on long and short-term debt, amortization of deferred debt expenses plus the portion of operating lease rentals, net of income from subleases, representative of the interest factor. The inclusion of Interest Credited to Policyholders' Account Balances in the ratios presented above would not have a material effect on such ratios.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities offered hereby are to be issued in one or more series under the Senior Indenture, dated as of December 1, 1993, as supplemented (as so supplemented, the "Senior Indenture"), between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank, as trustee (the "Trustee"). The Subordinated Debt Securities offered hereby are to be issued under the Subordinated Indenture, dated as of October 22, 1994 (the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and State Street Bank and Trust Company, as successor to Shawmut Bank Connecticut, National Association, as trustee (the "Trustee"), copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

     The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "TIA"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. As of December 31, 1997, the Company had $569.0 million aggregate principal amount of Senior Debt outstanding and no Subordinated Debt Securities were outstanding. As a non-operating holding company most of the assets of the Company are owned by its subsidiaries. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries, primarily Equitable Life, and holders of Debt Securities should look only to the assets of the Company for payments of interest and principal. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, also do not limit the amount of other secured or unsecured debt which may be issued or incurred by the Company. See "-- Certain Covenants" and "-- Subordination of Subordinated Debt" and the Prospectus Supplement relating to any offering of Subordinated Debt.

     The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or a resolution of the Company's Board of Directors or a committee thereof. (Section 3.1 of each Indenture.)

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including: (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor;
(7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if the amount of principal of, or any premium or interest on, any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities; (17) in the case of the Subordinated Indenture, the relative degree to which such Debt Securities of the Series shall be senior to or be subordinated to other series of such Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; (18) in the case of the Subordinated Indenture, the terms, if any, upon which such Debt Securities may be converted or exchanged, at the option of the holders thereof, into or for Common Stock of the Company or other securities or property; and
(19) any other terms not inconsistent with the terms of the Indentures pertaining to such Debt Securities. (Section 3.1 of each Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons in denominations of $1,000 or any integral multiples of $1,000. (Section 3.2 of each Indenture.) Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.5 of each Indenture.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currencies or currency units will be set forth in the applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

     The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Company maintained for that purpose as the Company may designate from time to time, except that, at the option of the Company, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2 of each Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of each Indenture.)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of each Indenture.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.5 and 9.2 of each Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each Indenture.)

BOOK-ENTRY SYSTEM

     If so specified in the accompanying Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global Debt Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interest in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of a beneficial interest in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities represented thereby and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing practice, in the event that the Company requests any action of a holder or a beneficial owner desires to take any action a holder is entitled to take, the Depositary would act upon the instructions of, or authorize, the participant to take such action.

     Payment of principal of, and interest on, the Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of the Debt Securities being offered pursuant to the applicable Prospectus Supplement is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be, or is not in good standing as, a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct.

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section 3.4 of each Indenture.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS AND EVENTS OF DEFAULT

     "Consolidated Tangible Net Worth" shall mean, at any date, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles, less (a) the total liabilities appearing on such balance sheets and
(b) intangible assets. "Intangible assets" means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

     "Designated Subsidiary" shall mean each of Equitable Life, DLJ and Donaldson, Lufkin & Jenrette Securities Corporation, so long as any such entity remains a subsidiary, any consolidated subsidiary of the Company the assets of which constitute 10% or more of the Total Assets, and any subsidiary which is a successor to all or a principal part of the business or properties of such subsidiaries.

     "Total Assets" shall mean, at any date, the total assets (including assets held in Separate Accounts) appearing on the most recently prepared consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles.

CERTAIN COVENANTS

     Limitation on Liens. The Senior Indenture provides that for the benefit of the holders of the Senior Debt Securities issued thereunder, the Company will not, nor will it permit any Designated Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed (hereinafter called "Indebtedness") if such Indebtedness is secured by a pledge, mortgage, deed of trust or other lien on any shares of stock or Indebtedness of any Designated Subsidiary (such pledges, mortgages, deeds of trust and other liens being hereinafter called a "Lien"), without effectively providing that any Senior Debt Securities (together with, if the Company shall so determine, any other Indebtedness (or any bonds, debentures, notes or other similar evidences of indebtedness whether or not for borrowed money) of the Company or such Designated Subsidiary then existing or thereafter created which is not subordinate to such Senior Debt Securities) shall be secured equally and ratably with (or prior to) such secured Indebtedness, so long as such secured Indebtedness shall be so secured unless, after giving effect thereto, the aggregate principal amount of all such secured Indebtedness which would otherwise be prohibited would not exceed 15% of Consolidated Tangible Net Worth; provided, however, that these restrictions shall not apply to and there shall be excluded from secured Indebtedness in any computation under these restrictions, Indebtedness secured by: (i) Liens on any shares of stock or Indebtedness acquired from a corporation merged with or into the Company or a Designated Subsidiary, (ii) Liens to secure Indebtedness of a Designated Subsidiary to the Company or another Designated Subsidiary but only as long as such Indebtedness is owned or held by the Company or a Designated Subsidiary and (iii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) and (ii). (Section 9.8 of the Senior Indenture.)

     Consolidation, Merger, Sale, Conveyance and Lease. The Indentures permit the Company to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its property to any other entity; provided, however, (i) that the person (if other than the Company) formed by such consolidation, or into which the Company is merged or which acquires or leases substantially all of the property of the Company, is a corporation or other entity organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture and (ii) immediately after giving effect to such transaction, no Event of Default exists. (Section
7.1 of each Indenture.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Except as otherwise provided in a Prospectus Supplement relating to the Debt Securities of a particular series, Events of Default with respect to Debt Securities of any series are defined in each Indenture as (a) default in the payment of any interest on any Debt Security of that series, and the continuance of such default for a period of 30 days; (b) default in the payment of any installment of the principal of or any premium on any Debt Security of that series when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in any material respect by the Company in the performance of any other covenant or agreement contained in the Indenture under which the Debt Securities of that series were issued and the continuance of such default for a period of 90 days after written notice as provided in such Indenture; (d) certain events of bankruptcy, insolvency and reorganization of the Company; and (e) in the case of the Senior Indenture only, default by the Company or any Designated Subsidiary in the payment of outstanding indebtedness for borrowed money when due (and after expiration of any applicable grace periods) or default by the Company or any Designated Subsidiary under any indenture or other instrument under which any indebtedness for borrowed money has been issued or by which it is governed as a result of which such indebtedness shall have been accelerated, and such failure to pay is not cured or such acceleration is not rescinded, cured or annulled within 30 days after written notice thereof to the Company by the Trustee for such series or to the Company and the Trustee of such series by the holders of 25% of the aggregate principal amount of the Debt Securities of such series then outstanding, provided that such Event of Default will be cured or waived if the payment of outstanding debt is made or the default that resulted in the acceleration of such other indebtedness is cured or waived, as the case may be, and provided further, that the foregoing shall not apply to (x) any indebtedness for borrowed money under which the obligee has recourse to the general assets of the Company or a Designated Subsidiary so long as the aggregate principal amount of such recourse debt (other than with respect to ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement and the like) so due is $25,000,000 or less, (y) any secured indebtedness for borrowed money under which the obligee has recourse (exclusive of recourse for ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement and the like) only to the collateral pledged for repayment so long as the fair market value of such collateral does not exceed 2% of Total Assets at the time of the default and (z) any indebtedness for borrowed money under which the obligee has recourse only to assets held in Separate Accounts. (Section 5.1 of each Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1 of each Indenture.)

     Each Indenture provides that the Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment of principal (and premium, if any) or interest on the Debt Securities of that series, the Trustee shall be protected in withholding such notice if it in good faith determines that withholding such notice is in the interests of all holders of the Debt Securities of that series. (Section 6.6 of each Indenture.) "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default. (Section 1.1 of each Indenture.)

     Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all outstanding Debt Securities of that series (calculated as provided for in each Indenture) may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest, if any, on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities issued under the Subordinated Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in Article 12 of the Subordinated Indenture). (Section 5.2 of each Indenture.)

     Each Indenture provides that the holders of a majority in aggregate principal amount of any series of Debt Securities by written notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security or with respect to a covenant or provision that cannot be amended or modified without consent of the holders of each series of Debt Securities adversely affected. (Section 5.7 of each Indenture.)

     Each Indenture provides that, if a default or an Event of Default shall have occurred and be continuing, the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of each Indenture.)

     Each Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the presence or absence of certain defaults under the terms of such Indenture. (Section 9.6 of each Indenture.)

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as necessary to permit and facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Debt Securities in global form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as necessary to permit and facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture, provided that any such action does not adversely affect the interests of any holder of Debt Securities of any series then Outstanding; (xi) to cure any ambiguity or correct any mistake; (xii) in the case of the Subordinated Indenture, to modify the subordination provisions thereof in a manner not adverse to the holders of Subordinated Debentures of any series then Outstanding or (xiii) in the case of the Subordinated Indenture, to make provision with respect to any conversion or exchange rights of holders not adverse to the holders of any Subordinated Debt Securities of any series, including providing for the conversion or exchange of Subordinated Debt Securities into Equity Securities or property of the Company. (Section 8.1 of each Indenture.)

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the interest rate, or the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Indexed Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable;
(vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby, the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in such Indenture;
(ix) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debentures of any series then Outstanding; (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions or (xi) in the case of the Subordinated Indenture, make any change adversely affecting the rights of the holders to convert or exchange the Debt Securities. (Section 8.2 of each Indenture.)

SUBORDINATION OF SUBORDINATED DEBT

     In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder are subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 12.2 of the Subordinated Indenture.)

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 12.3 of the Subordinated Indenture.)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of any Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Sections 12.4 and 12.16 of the Subordinated Indenture.)

     "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include
(a) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code, was without recourse to the Company, (b) any Debt of the Company to any of its subsidiaries, (c) Debt to any employee of the Company, (d) any liability for taxes and (e) indebtedness or monetary obligations to trade creditors created or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services.

     The Company is a non-operating holding company and most of the assets of the Company are owned by its subsidiaries. Accordingly, the Subordinated Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including liabilities under contracts of insurance and annuities written by the Company's insurance subsidiaries, primarily Equitable Life, and holders of Subordinated Debt Securities should look only to the assets of the Company for payments of interest and principal.

     The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt. As of December 31, 1997, the Company had $569.0 million aggregate principal amount of Senior Debt outstanding and no Subordinated Debt Securities were outstanding.

     The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities. (Section 3.1 of the Subordinated Indenture.)

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. Each Indenture provides that the Company will be discharged from any and all obligations in respect of the Debt Securities of or within any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust and for obligations in connection with a conversion of Debt Securities) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined in each Indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on such Debt Securities on the stated maturity of such payments in accordance with the terms of such Indenture and such Debt Securities. (Sections 3.1 and 4.4 of each Indenture.) Such a trust may only be established if, among other things, the Company delivers to the relevant Trustee an Officers' Certificate and opinion of counsel (who may be counsel to the Company) stating that either (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect that holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such defeasance had not occurred. (Section 4.6 of each Indenture.)

     Defeasance of Certain Covenants and Certain Events of Default. Each Indenture provides that the Company may omit to comply with certain covenants applicable to the Debt Securities of or within any series and any such non-compliance shall not constitute an event of default described in clause (c) under the caption "Events of Default, Notice and Certain Rights on Default" above, upon the deposit with the relevant Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on such Debt Securities on the stated maturity of such payments in accordance with the terms of such Indenture and such Debt Securities. The obligations of the Company under such Indenture and such Debt Securities, other than with respect to the covenants referred to above, and the Events of Default, other than the Events of Default referred to above, shall remain in full force and effect. (Sections 3.1 and 4.5 of each Indenture.) Such a trust may only be established if, among other things, the Company has delivered to the relevant Trustee an opinion of counsel (who may be counsel to the Company) to the effect that holders of such Debt Securities will not recognize income, gain, or loss for Federal income tax purposes as a result of such defeasance of certain covenants and Events of Default and will be subject to Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 4.6 of each Indenture.)

     In addition, with respect to the Subordinated Indenture, it is a condition to defeasance and covenant defeasance that no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred or be continuing or no other Event of Default with respect to the Senior Debt shall have occurred or be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable. (Section 4.6 of the Subordinated Indenture.)

     In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to such Debt Securities as described in the preceding paragraphs and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clause (c) under the caption "Events of Default, Notice and Certain Rights on Default" above, the amount of money and U.S. Government Obligations on deposit with the relevant Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

NOTICES

     Notices to holders of registered Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register. (Section 1.6 of each Indenture.)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of receiving payment and for all other purposes. (Section 3.8 of each Indenture.)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.11 of each Indenture.)

THE TRUSTEES

     The Chase Manhattan Bank, formerly known as Chemical Bank, is the Trustee under the Senior Indenture. State Street Bank and Trust Company, as successor to Shawmut Bank Connecticut, National Association is the Trustee under the Subordinated Indenture. The Company and its subsidiaries currently conduct banking and other commercial relationships with The Chase Manhattan Bank and State Street Bank and Trust Company in the ordinary course of business. The Indentures contain certain limitations on the right of each Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

                              PLAN OF DISTRIBUTION

     The Company may sell any of the Debt Securities offered hereby in any one or more of the following ways from time to time: (i) through agents, (ii) to or through underwriters, (iii) through dealers and (iv) directly by the Company to purchasers.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold.

     If Debt Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Debt Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities if any are purchased.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Debt Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Debt Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under relevant agreements with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

     Since the Company is affiliated with one or more NASD members intending to participate in the distribution of the Debt Securities, any offering of Debt Securities will be made pursuant to and in compliance with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Rule 2720, no NASD member participating in a distribution of Debt Securities will be permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

     Each series of Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities on an exchange, but the Company shall not be obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

     This Prospectus, together with the Prospectus Supplement, may also be used by Donaldson, Lufkin and Jenrette Securities Corporation ("DLJSC") in connection with offers and sales of Offered Securities related to market-making transactions by and through DLJSC, at negotiated prices related to prevailing market prices at the time of sale or otherwise. DLJSC may act as principal or agent in such transactions.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Offered Securities will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton from time to time provides legal services to the Company and its subsidiaries.

                                    EXPERTS

     The consolidated financial statements and consolidated financial statement schedules of the Company as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

             ======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE EQUITABLE COMPANIES INCORPORATED SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
The Equitable.........................   S-3
Risk Factors..........................   S-5
Capitalization........................   S-8
Use of Proceeds.......................   S-9
Selected Consolidated Financial
  Data................................   S-9
Description of the Offered
  Securities..........................  S-13
Underwriting..........................  S-17
Legal Opinions........................  S-18
ERISA Matters.........................  S-18

              PROSPECTUS
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Equitable.........................     4
Use of Proceeds.......................     4
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     4
Description of Debt Securities........     5
Plan of Distribution..................    14
Legal Matters.........................    15
Experts...............................    16

             ======================================================

             ======================================================

                                  $600,000,000

                         [THE EQUITABLE COMPANIES LOGO]

                                  $250,000,000
                          6 1/2% SENIOR NOTES DUE 2008

                                  $350,000,000
                         7% SENIOR DEBENTURES DUE 2028

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                                 APRIL 1, 1998

             ======================================================